SIGMA LABS, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

May 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sigma Labs, Inc.
Registration Statement on Form S-1 (Reg. No. 333-224621)

Ladies and Gentlemen:

On behalf of Sigma Labs, Inc., the undersigned respectfully requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 2:00 P.M., Washington, D.C. time, on Thursday, May 24, 2018, or as soon thereafter as is practicable.

Very truly yours,

/s/ John Rice
John Rice, Interim Chief Executive Officer